UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the six months ended June 30, 2008.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,292,962,085**	**100**	**1,288,373,172**	**100**
s02	**CURRENT ASSETS**	**431,470,445**	**33**	**411,025,417**	**32**
s03	CASH AND SHORT-TERM INVESTMENTS	121,574,343	9	178,195,906	14
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	100,735,513	8	76,562,601	6
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	92,646,016	7	80,251,544	6
s06	INVENTORIES	116,514,573	9	69,369,987	5
s07	OTHER CURRENT ASSETS	0	0	6,645,379	1
s08	**LONG-TERM**	**34,242,774**	**3**	**37,495,176**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	34,242,774	3	37,350,755	3
s11	OTHER INVESTMENTS	0	0	144,421	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**817,200,896**	**63**	**760,490,467**	**59**
s13	LAND AND BUILDINGS	588,260,476	45	525,591,476	41
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	899,560,109	70	823,937,213	64
s15	OTHER EQUIPMENT	50,763,521	4	49,433,075	4
s16	ACCUMULATED DEPRECIATION	807,148,580	62	723,241,597	56
s17	CONSTRUCTION IN PROGRESS	85,765,370	7	84,770,300	7
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**10,047,970**	**1**	**2,869,661**	**0**
s19	**OTHER ASSETS**	**0**	**0**	**76,492,451**	**6**
s20	**TOTAL LIABILITIES**	**1,165,341,703**	**100**	**1,213,740,804**	**100**
s21	**CURRENT LIABILITIES**	**229,227,283**	**20**	**188,343,719**	**16**
s22	SUPPLIERS	34,410,099	3	28,344,882	2
s23	BANK LOANS	64,537,108	6	24,346,783	2
s24	STOCK MARKET LOANS	19,678,396	2	49,900,415	4
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	76,119,882	7	52,720,441	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	34,481,798	3	33,031,198	3
s27	**LONG-TERM LIABILITIES**	**419,101,018**	**36**	**492,253,723**	**41**
s28	BANK LOANS	136,815,349	12	152,793,506	13
s29	STOCK MARKET LOANS	282,285,669	24	339,460,217	28
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**28,246,400**	**2**	**5,143,871**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**488,767,002**	**42**	**527,999,491**	**44**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**127,620,382**	**100**	**74,632,368**	**100**
s34	**MINORITY INTEREST**	**0**	**0**	**0**	**0**
s35	**MAJORITY INTEREST**	**127,620,382**	**100**	**74,632,368**	**100**
s36	**CONTRIBUTED CAPITAL**	**246,497,431**	**193**	**345,397,409**	**463**
s79	CAPITAL STOCK	246,497,431	193	345,397,409	463
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-118,877,049**	**-93**	**-270,765,041**	**-363**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-127,912,692	-100	-270,765,041	-363
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	9,035,643	7	0	0
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**121,574,343**	**100**	**178,195,906**	**100**
s46	CASH	51,504,208	42	56,090,825	31
s47	SHORT-TERM INVESTMENTS	70,070,135	58	122,105,081	69
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**6,645,379**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	6,645,379	100
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**10,047,970**	**100**	**2,869,661**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	10,047,970	100	2,869,661	100
s19	**OTHER ASSETS**	**0**	**100**	**76,492,451**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	76,492,451	100
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**229,227,283**	**100**	**188,343,719**	**100**
s52	FOREIGN CURRENCY LIABILITIES	65,762,254	29	60,195,916	32
s53	MEXICAN PESOS LIABILITIES	163,465,029	71	128,147,803	68
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**34,481,798**	**100**	**33,031,198**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	17,610,301	53
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	34,481,798	100	15,420,897	47
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**419,101,018**	**100**	**492,253,723**	**100**
s59	FOREIGN CURRENCY LIABILITIES	325,927,725	78	392,173,609	80
s60	MEXICAN PESOS LIABILITIES	93,173,293	22	100,080,114	20
s31	**DEFERRED LIABILITIES**	**28,246,400**	**100**	**5,143,871**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	28,246,400	100	5,143,871	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**488,767,002**	**100**	**527,999,491**	**100**
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	458,522,846	94	499,052,159	95
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	30,244,156	6	28,947,332	5
s79	**CAPITAL STOCK**	**246,497,431**	**100**	**345,397,409**	**100**
s37	CAPITAL STOCK (NOMINAL)	246,497,431	100	230,254,833	67
s38	RESTATEMENT OF CAPITAL STOCK	0	0	115,142,576	33

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-127,912,692**	**100**	**-270,765,041**	**100**
s93	LEGAL RESERVE	0	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-147,861,011	116	-298,603,534	110
s45	NET INCOME FOR THE YEAR	19,948,319	-16	27,838,493	-10
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**9,035,643**	**100**	**0**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	9,035,643	100	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	202,243,162	222,681,698
s73	PENSIONS AND SENIORITY PREMIUMS	16,347,140	6,599,737
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	141,466	141,597
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	693,039,391	100	529,602,427	100
r02	COST OF SALES	278,606,051	40	203,702,475	38
r03	**GROSS PROFIT**	414,433,340	60	325,899,952	62
r04	GENERAL EXPENSES	54,262,268	8	38,971,833	7
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	360,171,072	52	286,928,119	54
r08	OTHER INCOME AND (EXPENSE), NET	95,857,517	14	31,997,319	6
r06	COMPREHENSIVE FINANCING RESULT	-7,379,492	-1	-15,212,381	-3
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,627,473	1	5,869,650	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	453,276,570	65	309,582,707	58
r10	INCOME TAXES	433,328,251	63	281,744,214	53
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	19,948,319	3	27,838,493	5
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	19,948,319	3	27,838,493	5
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	**NET INCOME OF MAJORITY INTEREST**	19,948,319	3	27,838,493	5

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**693,039,391**	**100**	**529,602,427**	**100**
r21	DOMESTIC	341,625,789	49	287,846,343	54
r22	FOREIGN	351,413,602	51	241,756,084	46
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**95,857,517**	**100**	**31,997,319**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	95,857,517	100	31,997,319	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-7,379,492**	**100**	**-15,212,381**	**100**
r24	INTEREST EXPENSE	25,280,149	-343	27,421,122	-180
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	5,822,990	-79	9,827,895	-65
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	12,077,667	-164	163,500	-1
r28	RESULT FROM MONETARY POSITION	0	0	2,217,346	-15
r10	**INCOME TAXES**	**433,328,251**	**100**	**281,744,214**	**100**
r32	INCOME TAX	433,328,251	100	281,744,214	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	693,039,391	529,602,427
r37	TAX RESULT FOR THE YEAR	19,948,319	27,838,493
r38	NET SALES (**)	1,300,006,265	1,071,824,900
r39	OPERATING INCOME (**)	664,207,532	563,253,983
r40	NET INCOME OF MAJORITY INTEREST (**)	-26,197,746	53,911,248
r41	NET CONSOLIDATED INCOME (**)	-26,197,746	53,911,248
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	40,131,340	32,946,518

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**371,576,100**	**100**	**287,070,251**	**100**
rt02	COST OF SALES	155,024,070	42	113,152,350	39
rt03	**GROSS PROFIT**	**216,552,030**	**58**	**173,917,901**	**61**
rt04	GENERAL EXPENSES	26,556,378	7	20,298,484	7
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**189,995,652**	**51**	**153,619,417**	**54**
rt08	OTHER INCOME AND (EXPENSE), NET	59,984,410	16	27,463,563	10
rt06	COMPREHENSIVE FINANCING RESULT	-6,484,889	-2	-4,700,404	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	4,886,954	1	5,869,650	2
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**248,382,127**	**67**	**182,252,226**	**63**
rt10	INCOME TAXES	231,686,558	62	143,985,182	50
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**16,695,569**	**4**	**38,267,044**	**13**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**16,695,569**	**4**	**38,267,044**	**13**
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	**NET INCOME OF MAJORITY INTEREST**	**16,695,569**	**4**	**38,267,044**	**13**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**371,576,100**	**100**	**287,070,251**	**100**
rt21	DOMESTIC	178,142,819	48	151,930,725	53
rt22	FOREIGN	193,433,281	52	135,139,526	47
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**59,984,410**	**100**	**27,463,563**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	59,984,410	100	27,463,563	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**-6,484,889**	**100**	**-4,700,404**	**100**
rt24	INTEREST EXPENSE	10,138,186	-156	14,519,978	-309
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	-3,898,955	60	2,417,563	-51
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	7,552,252	-116	8,221,137	-175
rt28	RESULT FROM MONETARY POSITION	0	0	-819,126	17
rt10	**INCOME TAXES**	**231,686,558**	**100**	**143,985,182**	**100**
rt32	INCOME TAX	231,686,558	100	143,985,182	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	19,214,240	17,332,969

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**CONSOLIDATED NET INCOME**	**0**	**27,838,492**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	0	74,438,565
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**0**	**102,277,057**
c04	RESOURCES PROVIDED OR USED IN OPERATION	0	-35,674,107
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**0**	**66,602,950**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	-24,214,754
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	49,335
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**0**	**-24,165,419**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-60,018,111**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	0	-17,580,580
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	0	195,776,486
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**0**	**178,195,906**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**0**	**74,438,565**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	0	32,946,518
c41	+ (-) OTHER ITEMS	0	41,492,047
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**0**	**-35,674,107**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	0	-17,565,139
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	0	-2,120,540
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	351,195
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	-8,758,105
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	0	-7,581,518
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**-24,214,754**
c23	+ BANK FINANCING	0	8,953,121
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	-11,133,137
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	-15,615,915
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	-6,418,823
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**0**	**49,335**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	49,335
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**0**	**-60,018,111**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	0	-56,241,417
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	-3,776,694
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	453,276,569	0
e02	+(-) ITEMS NOT REQUIRING CASH	0	0
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	111,719,829	0
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	-11,214,840	0
e05	**CASH FLOW BEFORE INCOME TAX**	553,781,558	0
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-571,191,259	0
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	-17,409,701	0
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-46,759,299	0
e09	**FINANCING ACTIVITIES**	-64,169,000	0
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	14,746,103	0
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-49,422,897	0
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	170,997,240	0
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	121,574,343	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

STATE OF CASH FLOW (INDIRECT METHOD)

DESGLOSE DE MAIN CONCEPTS

Final Printing

(Thousands of Mexican Pesos) **CONSOLIDATED**

REF E	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	0	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	0	0
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	111,719,829	0
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	40,131,300	0
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	61,424	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	-4,627,473	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	76,154,578	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	-11,214,840	0
e25	+ ACCRUED INTEREST	0	0
e26	+(-) OTHER ITEMS	-11,214,840	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-571,191,259	0
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-30,153,004	0
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-23,224,639	0
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	325,620	0
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	-728,246	0
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-13,609,266	0
e32	+(-) INCOME TAXES PAID OR RETURNED	-503,801,724	0
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-46,759,299	0
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-50,297,779	0
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	3,448,053	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	90,427	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	14,746,103	0
e45	+BANK FINANCING	36,795,146	0
e46	+ STOCK MARKET FINANCING	48,954,436	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	-47,223,419	0
e49	(-) STOCK MARKET FINANCING AMORTIZATION	-24,873,404	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	5,081,809	0
e55	- INTEREST EXPENSE	0	0
e56	- REPURCHASE OF SHARES	0	0
e57	+(-) OTHER ITEMS	-3,988,465	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.00	times		0.00	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0.00	times		0.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	2.88	%	5.26	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS' EQUITY (**)	-20.53	%	72.24	%
p03	NET CONSOLIDATED INCOME TO TOTAL ASSETS (**)	-2.03	%	4.18	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	23.32	%	-0.59	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	7.97	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.01	times	0.83	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.59	times	1.41	times
p08	INVENTORIES TURNOVER (**)	5.32	times	6.52	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	23	days	23	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.87	%	1.20	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	90.13	%	94.21	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	9.13	times	16.26	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	33.61	%	37.27	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	51.28	%	64.73	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	14.25	times	10.46	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.12	times	0.88	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.88	times	2.18	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.37	times	1.81	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.34	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	53.04	%	94.61	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Results Report as of June 30, 2008

Exploration and Production

During the second quarter of 2008, crude oil production decreased by 11.5% as compared to the second quarter of 2007, from 3,166 to 2,801 Mbd.

Production of heavy crude oil decreased by 15.7% and production of light crude oil decreased by 4.3%, primarily due to the decreased production at the Cantarell complex, which was partially offset by a196 Mbd increase in the Ku-Maloob-Zaap project. Conversely, extra-light crude oil production increased by 3.4%, due to completion of wells in the Delta Grijalva project.

During the second quarter of 2008, total natural gas production increased by 13.7% as compared to production recorded in the same quarter of the previous year, from 6,033 to 6,861 MMcfd.

The production of associated natural gas increased by 24.7% during the second quarter of 2008, as compared to the second quarter of 2007, primarily due to greater production at the Cantarell, Ku-Maloob-Zaap, Caan, Crudo Ligero Marino and Ixtal-Manik projects. The production of non-associated natural gas decreased by 0.4% primarily due to lower activity at the Burgos and Lankahuasa projects in the Northern region.

Gas and Basic Petrochemicals

During the second quarter of 2008, total on-shore natural gas processing fell by 3.7% as compared to the same quarter of the previous year, as a result of equipment downtime and maintenance activities.

Sour wet gas processing decreased by 2.3% mainly affected by a reduced supply of gas form the marine region, whereas, sweet wet gas processing decrease by 7.5% due to lower production in Burgos basin. As a result, dry gas production decreased by 4.8%.

Natural gas liquids production decreased by 10.7% during the second quarter of 2008, primarily due to a 41.1% decrease in production of condensates in the same period, from 79 to 47 Mbd, as well as and to increased nitrogen content in associated gas.

Refining

During the second quarter of 2008, total crude oil processing decreased by 0.3% as compared to the same period of the previous year. Heavy crude oil processing increased by 10.5% during the second quarter of 2008, while light crude oil processing decreased by 6.6% due to the operative program aimed at increasing the use of deep conversion equipment.

The average production of petroleum products decreased by 0.3% as compared to the same period in the previous year, decreasing from 1,550 to 1,545 Mbd. Production of gasoline decreased by 0.5% due to lower supply of blendstock, while fuel oil production decreased 4.2% as a result of lower crude oil processing and the operative program aimed to increasing the use of deep conversion equipments. Additionally, production of liquefied petroleum gas (LPG) decreased by 11.0% as compared to the second quarter of 2007, primarily due to lower production of natural gas liquids.
As June 30, 2008, the number of franchised gas stations increased by 5.6% with respect to the same quarter of the previous year, from 7,690 to 8,121 franchises.

Petrochemicals

During the second quarter of 2008, total petrochemicals production, including intermediate products and sub products, decreased by 2.2% as compared to the same quarter of the previous year, from 3,167 to 3,097 thousand tons (Mt).

This decrease was primarily driven by lower production of ethane derivatives, primarily due to lower ethylene availability, and a decrease in vinyl chloride production caused by maintenance at the Cangrejera petrochemical complex; lower production of aromatics and derivatives, primarily due to lower long residue process at the Cangrejera petrochemical complex. These decreases were offset in part by higher production of methane derivatives, resulting from greater production of ammonia to satisfy higher demand for urea.

International Trade

During the second quarter of 2008, the volume of crude oil exports decreased by 18.3% with respect to the same quarter of the previous year, from 1,725 to 1,410 Mbd, primarily as a result of lower production.

79% of total crude oil exports was delivered to the United States, while the remaining 21% was distributed among Europe (13%), the rest of the Americas (7%) and the Far East (1%).

The weighted average export price of the Mexican crude oil basket increased by 82.8%, from US$56.9 to US$104.1 per barrel as compared to the second quarter of 2007.

Natural gas exports decreased from 163 MMcfd in the second quarter of 2007 to 60 MMcfd during the second quarter of 2008, due to lower dry gas production.

Exports of petroleum products decreased from 167 Mbd during the second quarter of 2007 to 157 Mbd, primarily due to lower sales of naphtha. The main petroleum products exported during the second quarter of 2008 were naphtha and long residue.

Petrochemicals exports decreased from 223 to 155 Mt, primarily due to fewer sales of sulfur and butane. The main petrochemical products exported during the second quarter of 2008 were sulfur and ammonia.

Natural gas imports increased from 346 MMcfd in the second quarter of 2007 to 404 MMcfd in the second quarter of 2008, primarily due to lower production of dry gas.

Imports of petroleum products increased from 494 to 516 Mbd in the second quarter of 2008 as compared to the same period in the previous year. This increase was primarily attributable to higher purchases of diesel, gasoline and propane. The main petroleum imports were gasoline and diesel.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Income Statement

During the second quarter of 2008, total sales, including revenues from services, increased by 29.6% to Ps. 371.6 billion (US$36.1 billion), as compared to the same quarter of the previous year, primarily due to an increase in the weighted average crude oil export price.

In the second quarter of 2008, cost of sales increased by 37.0%, to Ps. 155.0 billion (US$ 15.0 billion), as compared to the second quarter of 2007. This difference was primarily the result of the following: an increase of Ps. 27.2 billion in product purchases (gasoline and diesel); an increase of Ps. 15.2 billion in the cost of the reserve for labor obligations, due to modifications to FRS D-3 "Employee benefits", resulting from recognition of one more year of payroll seniority and an increase in salaries, pensions and benefits; and a decrease of Ps. 2.0 billion in depreciation and amortization.

During the quarter, cost of sales as a percentage of total sales amounted to 41.7%, an increase of 2.3% as compared to the same quarter of the previous year, primarily as a result of higher costs of product purchases.

General expenses increased by 30.8%, to 26.6 billion (US$ 2.6 billion) in the second quarter of 2008, as compared to the second quarter of 2007, primarily due to an increase in cost of the reserve for labor obligations, which is reflected in distribution and administrative expenses.

Comprehensive financing result decreased by 38.0%, from an expense of Ps. 4.7 billion to an expense of Ps. 6.5 billion (US$ 0.6 billion). This decrease resulted from: a decrease of Ps. 1.9 billion in net interest and financial products expense, and an increase of Ps. 0.8 billion due to the cancellation of foreign exchange gains in accordance with the adoption of FRS B-10 "Effects of inflation".

In the second quarter of 2008, income before taxes and duties increased by 36.3%, to Ps. 248.4 billion (US$ 24.1 billion), primarily as a result of: an increase of Ps. 36.6 billion in operating income, and an increase of Ps. 33.2 billion in other net revenues.

Taxes and duties paid increased by 60.9% to Ps. 231.7 billion (US$ 22.5 billion) during the second quarter of 2008, primarily due to higher prices of crude oil and natural gas, and the effect of Pemex-Exploration and Production's total costs for the period, which were above the cap on deductible costs established by the Ordinary Hydrocarbons Duty (OHD). Therefore, any increase in costs above the cap will cause in a reduction in Pemex- Exploration and Production's tax base. During this quarter taxes and duties paid amounted to 62.4% as a percentage of total sales.

During the second quarter of 2008, PEMEX recorded a net income of Ps. 16.7 billion (US$ 1.6 billion), as compared to a net income of Ps. 38.3 billion in the second quarter of 2007. This decrease is a result of: an increase in operating income of Ps. 36.6 billion, and an increase in other net revenues of Ps. 33.2 billion. Which were partially offset by higher taxes and duties of Ps. 87.7 billion.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Balance Sheet

As of June 30, 2008 current assets increased by 5.0% to Ps. 431.5 billion, as compared to the previous year; cash and cash equivalents decreased from Ps. 178.2 to Ps. 121.6 billion, accounts receivable increased from Ps. 163.5 to Ps. 193.4 billion, and the value of inventories increased from Ps. 69.4 to Ps. 116.5 billion.

Investments in shares decreased by 6.3% to Ps. 34.2 billion.

Property and equipment increased by 7.5% to Ps. 817.2 billion, representing 63.2% of total assets.

Other assets increased by 162.5% to Ps. 10.0 billion, primarily due to the reclassification of the contract for nitrogen supply, as a result of the change of the external auditor.

As of June 30, 2008, total assets increased by 0.4%, to Ps. 1,293.0 billion (US$ 125.4 billion), as compared to the previous year. This result is primary explained by an increase in fixed assets and in the valuation of inventories, which was partially offset by a Ps. 76.5 decrease in intangible assets due to changes to FRS Bulletin D-3.

Short-term liabilities increased by 21.7% to Ps. 229.2 billion (US$ 22.2 billion), primarily as a result of an increase in taxes payable of Ps. 23.4 billion and an increase in short-term debt of Ps. 10.0 billion

Long-term liabilities decreased by 8.7%, to Ps. 936.1 billion (US$ 90.8 billion), primarily due to a decrease in both long-term debt and the cancellation of additional liabilities in the reserve for labor obligations due to the changes to FRS Bulletin D-3 "Employee benefits".

Total liabilities decreased by 4.0% to Ps. 1,165.3 billion (US$ 113.1 billion), primarily due to a decrease in long-term debt and cancellation of additional liabilities resulting from the changes to the FRS Bulletin D-3 discussed above.

Total equity increased by 71.0%, to Ps. 127.6 billion (US$ 12.4 billion), as compared to the second quarter of 2007. The increase was primarily due to a positive effect of Ps. 48.3 billion from the elimination of the reserve for retirement payments due to changes to FRS Bulletin D-3 "Employee benefits", a payment of Ps. 16.2 billion to PEMEX from the Fund for the Stabilization of Investment and Infrastructure and the Surplus, and changes in the restatement of equity and in accumulated net income derived from the adjustments to FRS Bulletin B-10 "Inflation effects".

Investing and Financing and Activities

On June 2, the Pemex Project Funding Master Trust (MT) entered into a credit agreement of ¥41,900 million, equivalent to US$400 million. This credit facility consists of two tranches in the amount of US$200 million each with maturity dates in 2011 and 2014, respectively.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On June 4, 2008, the Master Trust issued US$1.5 billion in debt securities guaranteed by Petróleos Mexicanos:, US$1.0 billion, of 5.75% Bonds due 2018, from the reopening of a series initially issued in October 2007, and US$500 million, of 6.625% Bonds due 2038.

During the second half of 2008, PEMEX expects to raise approximately US$3.1 billion through ECA's, bank loans, and/or placement of debt securities in the Mexican or the international capital markets.

As of June 30, 2008, US$1.5 billion of the syndicated revolving credit facility entered into on September 17, 2007, had been used by the Master Trust.

As of June 30, 2008, total consolidated debt,9 including accrued interest, decreased by 11.2% to Ps. 503.3 billion (US$ 48.8 billion), as compared to June 30, 2007. Short-term debt totaled Ps. 84.2 billion (US$ 8.2 billion), and long-term debt totaled Ps. 419.1 billion (US$ 40.7 billion). Debt as a percentage of equity and liabilities totaled 38.9%.

Net debt, or the difference between total debt and cash and cash equivalents, decreased by 1.7%, to Ps. 381.7 billion (US$ 37.0 billion), as compared to June 20, 2007.

The following table shows the maturity profile of PEMEX's total debt:

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Maturity profile

		As of June 30, (Ps. MM)	As of June 30, (US$MM)
Documented debt in pesos		111,627	10,830
	2008	18,009	1,747
	January - June 2009	444	43
	July 2009 - June 2010	26,013	2,524
	July 2010 - June 2011	9,972	968
	July 2011 - June 2012	10,300	999
	July 2012 and beyond	46,889	4,549
Documented debt in other currencies		391,690	38,003
	2008	27,490	2,667
	January - June 2009	38,272	3,713
	July 2009 - June 2010	71,237	6,912
	July 2010 - June 2011	51,068	4,955
	July 2011 - June 2012	28,191	2,735
	July 2012 and beyond	175,432	17,021
Total debt		503,317	48,833

*Derived from unaudited consolidated financial statements prepared in accordance with Normas de Informacion Financiera (Mexican Financial Reporting Standards, FRS) -formerly Mexican GAAP- issued by the Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF). Based on the adoption of FRS B-10 "Inflation effects", 2007 amounts are expressed in pesos with purchasing power as of December 31, 2007, 2008 amounts are expressed in nominal terms.

**Convenience translations into US dollars of amounts in pesos have been made at the established exchange rate of Ps. 10.3069 = US$1.00 as of June 30, 2008. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.
Note: Numbers may not total due to rounding.

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities in order to mitigate the impact of fluctuations in interest rates. As of June 30, 2008, approximately 53.7% of PEMEX's debt exposure carried fixed interest rates, and the remaining 46.3% carried floating rates.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth PEMEX's debt exposure to currency and interest rate risk:

Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies
Debt exposure
(excluding accrued interest)

	As of June 30,					
	2007	2008	2007	2008	2007	2008
	Percentage					
	By currency		At fixed rate		At floating rate	
U.S. Dollars	78.9%	76.1%	64.2%	56.6%	35.8%	43.4%
Mexican pesos	21.0%	23.8%	47.3%	44.2%	52.7%	55.8%
Euros	0.001%	0.001%	100.0%	100.0%	0.0%	0.0%
Japanese yen	0.08%	0.07%	100.0%	100.0%	0.0%	0.0%
Total	100.0%	100.0%	60.7%	53.7%	39.3%	46.3%

Note: Numbers may not total due to rounding.

PEMEX's Treasury policies are: procuring the best market conditions when investing resources; ensuring best conditions during services contracts with Banking Institutions; and diminishing the use of revolving funds to simplify operations.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploration and Production, PEMEX Refining, PEMEX Gas and Basic Petrochemicals and PEMEX Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., its international trading arm.

Amounts in US dollars are translated at the December 31, 2007 exchange rate of Ps. 10.3069 per US dollar.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control.

MANAGEMENT's DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

These factors include, but are not limited to changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0- 99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA and free cash-flow are non-US GAAP measures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2008 AND 2007

(Figures stated in thousands of Mexican pesos and in the case of June 30, 2007 at purchasing power as of December 31, 2007 and in thousands of U.S. dollars)

1. Approval

On July 11, 2008, the attached consolidated financial statements and the notes thereto were authorized by the following officers: Public Accountant Victor M. Cámara Peón, Deputy Director of Financial Systems and Public Accountant Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The condensed consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the six-month period ended June 30, 2008, are unaudited, while the balance sheet as of December 31, 2007 is audited. In the opinion of Management, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the condensed consolidated financial statements have been included.

The interim results are not necessarily indicative of results for the entire year.

For the purposes of these unaudited interim condensed consolidated financial statements, certain information and disclosure that are usually included in the financial statements prepared under Mexican Financial Reporting Standard (FRS), have been condensed or omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2007.

3. Significant accounting policies

The accompanying condensed consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the unaudited consolidated financial statements of June, 2007 are stated at purchasing power as of December 31, 2007.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies:

Petroleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938. A decree of the Mexican Congress stated the foreign-owned oil companies in operation at that time in the United States of Mexico (Mexico) were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican state oil and gas company.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum affairs, or the "Regulatory Law"), effective on November 30, 1958, as amended effective on May 12, 1995, November 14, 1996 and January 13, 2006, and the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (the Organic Law of Petróleos Mexicanos and Subsidiary Entities, or the "Organic Law"), effective on July 17, 1992, as amended effective on January 1, 1994, January 16, 2002 and January 13, 2006. Under the Organic Law and related regulations, Petróleos Mexicanos is entrusted with the central planning activities and the strategic management of Mexico's petroleum industry. For purposes of these financial statements, capitalized words carry the meanings attributed to them herein or the meanings as defined in the Mexican Constitution or the Organic Law.

The Organic Law establishes a structure that consists of decentralized legal entities of a technical, industrial and commercial nature, with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");
Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and
Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities by the Organic Law, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain activities.

The principal objectives of the Subsidiary Entities are as follows:

I. Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

II. Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

III. Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and markets such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

IV. Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At its formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by Article 3 of the Organic Law, whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos) (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

On September 14, 2004, the authorities authorized the procedures to merge Pemex-Petrochemicals and its subsidiaries. At the extraordinary Board of Directors' meeting held on February 9, 2006, the merger was formalized with Pemex-Petrochemicals as the surviving company, which acquired the rights and obligations of its merged subsidiaries on April 30, 2006, while the subsidiary companies became petrochemical complexes operating as part of the surviving entity. The foregoing had no effect on the preparation of these consolidated financial statements.

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. *Effects of inflation on the financial information*

PEMEX recognizes the effects of inflation in accordance with Bulletin B-10 of *Normas de Información Financiera* (Mexican Financial Reporting Standards or "Mexican FRS" or "NIF's"), "Effects of Inflation" ("Bulletin B-10"). All periods presented herein are presented in accordance with Bulletin B-10.

The amounts shown in the accompanying consolidated financial statements include the effects of inflation in the financial information and are expressed in thousands of constant Mexican pesos as of December 31, 2007, based on the Mexican National Consumer Price Index ("NCPI").

The unaudited consolidated financial statements as of June, 30, 2008, are stated at nominal value.

b. *Consolidation*

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); the Master Trust; Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

The financial statements of foreign Subsidiary Companies classified as integrated foreign operations, as defined by Mexican FRS, are translated into Mexican pesos on the following basis: a) monetary items, at the rate of exchange in effect at the end of the period; b) non-monetary items, at the historical exchange rate; c) income and expense items, at the average exchange rate for each month in the year; and d) the effect of changes in exchange rates is recorded in equity. The financial statements in pesos are restated at the close of the period in accordance with the provisions of Bulletin B-10.

The financial statements of other foreign Subsidiary Companies are translated using the exchange rate effective at year end for monetary assets and liabilities, the historical exchange rate for non-monetary items and the average exchange rate for the statements of operations items. The effects of changes in the applicable exchange rates are included directly in stockholders' equity as "Surplus in restatement of equity."

Investment in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph (h) of this note. Other non-material subsidiary companies and affiliates are valued at cost and, based upon their relative importance to the total assets and income of PEMEX, were not consolidated and are accounted for under the equity method.

c. *Long-term productive infrastructure projects (PIDIREGAS)*

The investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities are initially recorded in accordance with NG-09-B, applicable to *Entidades Paraestatales de la Administración Pública Federal* ("State-owned Entities of the Federal Public Administration"), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements. All effects of NG-09-B are therefore eliminated.

The main objective of the Master Trust and Fideicomiso F/163 is to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose.

d. *Exploration and drilling costs and specific oil-field exploration and depletion reserve*

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

Management makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. *Cash and cash equivalents*

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. *Inventory and cost of sales*

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the cost of refined and other products, and deducting the value of inventories at the end of the year. The resulting amount is adjusted for inflation based on factors derived from the NCPI. Cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

g. *Investment in shares of non-consolidated subsidiary companies affiliates companies*

Certain non-material non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and adjusted for inflation using factors derived from the NCPI.

h. *Properties, plant and equipment*

Properties, plant and equipment are initially recorded at acquisition cost and adjusted using factors derived from the NCPI. The restated amounts must not exceed the asset market value or replacement cost.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets. Until 2006, interest and foreign exchange losses or gains associated with these assets were also included.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtain approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j. and 9).

i. *Impairment of the value of long-lived assets*

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

j. *Accruals*

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities, in certain cases, such amounts are recorded at their present value.

k. *Labor obligations*

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits, and employment termination for causes other than restructuring, to which all employees are entitled are recorded in the income statement for the year in which employees rendered services in accordance with actuarial valuations, using the projected unit-credit method. The amortization of the prior service cost of such services, which has not been recognized, is based on the employees' remaining average years of services. As of December 31, 2007, the remaining average years of services of PEMEX's employees participating in the plan was approximately 11 years.

The plan for other post-retirement benefits includes cash to retired personnel and their dependents for gas, gasoline and necessities, as well as medical services that are provided using PEMEX's infrastructure.

Effective on January 1, 2005, PEMEX adopted the amendments of Bulletin D-3, which provide additional valuation and disclosure requirements for recognizing severance payments paid to employees upon dismissal.

l. *Derivative financial instruments and hedging operations*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of December 31, 2007 and 2006, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

m. *Financial instruments with characteristics of liability, equity or both*

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

n. *Restatement of equity, other contributions and retained earnings*

The restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

o. *Cumulative effect of the Hydrocarbon tax*

The cumulative effect from the hydrocarbon reserve tax represents the effect from the initial recognition of cumulative deferred taxes.

p. *Surplus in the restatement of equity*

The surplus in the restatement of equity is related to the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date.

q. *Taxes and federal duties*

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law"), the *Ley del Impuesto al Activo* ("Asset Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

r. *Special Tax on Production and Services (IEPS Tax)*

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

s. *Revenue recognition*

For all export products, risk of loss and ownership title is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time delivery is taken. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t. *Comprehensive result*

Comprehensive result represents the sum of net income (loss) for the period plus the effect of inflation restatement, the net effect of exchange rate fluctuations, the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of labor reserve and items required by specific accounting standards to be reflected in equity but which do not constitute equity contributions, reductions or distributions, and is restated on the basis of NCPI factors.

u. *Comprehensive financing result*

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, monetary position gains and losses and valuation effects of financial instruments, reduced by the amounts capitalized.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

v. *Contingencies*

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

w. *Deferred taxes*

Deferred taxes are recorded based on the assets and liabilities comprehensive approach method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities based on concepts similar to those discussed above.

x. *Accounting changes*

The FRS B-3, *Statement of Income*, issued by the Mexican Board for Research and Development of Financial Reporting Standards (*Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* or "CINIF") became effective beginning January 1, 2007. Accordingly, the accompanying statement of income for 2006, has been modified for reporting as provided under this FRS, which, together with the *Interpretación a las Normas de Información Financiera* (Interpretation of Financial Reporting Standards *or* "INIF") 4, modified the general guidelines for the presentation and structure of the statement of income, eliminating the special and extraordinary items classifications.

In addition, this FRS requires that ordinary costs and expenses be classified based on their purpose, function, or a combination of both. Since PEMEX is an industrial entity, ordinary costs and expenses are classified in order to present the gross income margin.

- FRS D-6, *Capitalization of Comprehensive Financial Results* ("CFR") issued by the CINIF, became effective beginning January 1, 2007. This FRS establishes the requirement to capitalize CFR attributable to certain assets having an extended acquisition period prior to being put into use (see Note 9a.)

Certain line items in the consolidated financial statements as of December 31, 2006 have been reclassified in order to make the presentation comparable to the corresponding line items in the consolidated financial statements as of December 31, 2007.

In addition certain reclassifications have been made to 2006 and 2005 amounts presented in the consolidated financial statements and related notes to conform such amounts and disclosures to the December 31, 2007 consolidated financial statement presentation.

3. Foreign currency position

As of June 30, 2008 and 2007, the condensed consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

	Assets	Liabilities	Short position	Exchange rate	Amounts in pesos
As of June 30, 2008:					
U.S. dollars	18,823,097	(39,058,382)	(20,235,285)	10.3069	(Ps. 208,563,057)
Japanese Yen.............	-	(187,805,529)	(187,805,529)	0.09730	(18,273,478)
Pounds Sterling.........	524	(417,130)	(416,606)	20.52001	(8,548,772)
Euros.........................	26,123	(4,701,490)	(4,675,367)	16.24574	(75,954,800)
Swiss Francs.............	-	(39)	(39)	9.3639	(363)
Dolar canadiense.......	41	(4,296)	(4,255)	10.4543	(44,482)
Net-short position before Foreign-currency hedging...					(Ps.311,384,952)
As of June 30, 2007:					
U.S. dollars	16,420,186	(36,628,394)	(20,208,208)	10.79460	(Ps.218,139,522)
Japanese Yen.............	-	(134,481,357)	(134,481,357)	0.08744	(11,759,050)
Pounds Sterling.........	304	(416,360)	(416,056)	21.65073	(9,007,916)
Euros.........................	49,881	(6,146,808)	(6,096,927)	14.58351	(88,914,595)
Net-short position before Foreign-currency hedging ...					(Ps.327,821,083)

4. Cash and Cash Equivalents

As of June 30, 2008 and 2007 cash and cash equivalents are as follows:

	2008	2007
Cash in banks	Ps. 51,504,208	Ps. 56,090,825
Other highly liquid instruments	70,070,135	122,105,080
	Ps. 121,574,343	Ps. 178,195,905

5. Accounts receivable, net

As of June 30, 2008 and 2007 the accounts receivable are as follows:

	2008	2007
Trade-domestic	Ps. 54,481,853	Ps.51,590,083
Trade-foreign	48,936,480	26,546,545
Advance payments to Federal Government of minimum guaranteed dividends	4,270,225	4,675,662
Employees and officers	3,986,496	3,294,382
Specific funds	13,206,012	31,416,794
Hydrocarbon excess extraction duties payment	1,169,073	1,102,764
Other accounts receivable	70,014,210	46,407,323
Less:		
Allowance for doubtful accounts	(2,682,820)	(1,574,027)
Total	Ps. 193,381,529	Ps.163,459,527

6. Inventories

As of June 30, 2008 and 2007 inventories are as follows:

	2008	2007
Crude oil, refined products, derivatives and petrochemical products	Ps. 112,386,414	Ps. 65,740,111
Materials and supplies in stock	5,295,354	4,946,385
Materials and products in transit	32,315	103,614
Less:		
Allowance for slow moving and obsolete inventory	(1,199,509)	(1,420,123)
Total	Ps. 116,514,573	Ps 69,369,987

7. Property, plant and equipment

As of June 30, 2008 and 2007 the balances of property, plant and equipment, net accumulated depreciation and amortization, are as follows:

	2008	2007
Buildings	Ps. 48,436,270	45,607,417
Wells	499,886,148	438,868,441
Plants	406,012,179	360,806,298
Drilling equipment	22,549,172	22,280,026
Furniture and equipment	36,336,916	35,266,860
Transportation equipment	13,612,506	13,867,854
Offshore platforms	164,574,101	152,070,230
Pipelines	306,424,657	287,002,326
	1,497,831,949	1,355,769,452
Accumulated depreciation	(807,148,580)	(723,241,597)
	690,683,369	632,527,855
Land	39,938,057	42,428,945
Fixed assets to be disposed of	814,100	763,366
Construction in progress	85,765,370	84,770,300
Total	Ps. 817,200,896	Ps. 760,490,466

The depreciation of fixed assets and amortization of wells at June 30, 2008 and 2007, recognized in cost and operating expenses, was Ps. 40,213,473 and Ps. 32,946,518, respectively.

8. Long-term debt

In the period from January 1 to June 30, 2008 and during 2007, the significant financing activities of Petróleos Mexicanos were as follows:

The Master Trust obtained US$ 343,253 from credit lines guaranteed by export credit agencies to PIDIREGAS financial projects.

On January 16, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 2,000,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 117 basis points, with maturity date in 2015 and were bought in their entirety by Petróleos Mexicanos.

On February 7, 2008, the F/163 Trust issued, through an inter-company private placement, bonds in the Mexican market in an amount of Ps.10,000,000 at the 91 days Cetes rate plus 34 basis points, with due date in 2013. These bonds are guaranteed by Petróleos Mexicanos.

On February 15, 2008, the Master Trust issued, through an inter-company private placement, bonds in a total amount of US$ 1,500,000 under the Medium Term Notes Program, Series A. These bonds were issued at the 3 months Libor rate plus 121 basis points, with due date in 2017 and were bought in their entirety by Petróleos Mexicanos.

On February 29, 2008, Petróleos Mexicanos obtained US$1,000,000 from the syndicated revolving credit lines for US$2,500,000, signed September 14, 2007; these credit lines can be used either by Petróleos Mexicanos or the Master Trust. This amount was paid on June 30, 2008.

On March 28, 2008, Petróleos Mexicanos contracted a Ps. 10,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 12 basis points, with due date on December 31, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 4,000,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus zero basis points, with due date on June 20, 2008.

On March 28, 2008, Petróleos Mexicanos, contracted a Ps. 3,500,000 credit line with a banking institution in the domestic market, at the 28 days TIIE rate, plus 0.075%, with due date on December 31, 2008.

On May 13, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 500,000 under the Medium Term Notes Program, Series A. These notes were issued at the 3 months Libor rate plus 104 basis points, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On May 19, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 500,000 under the Medium Term Notes Program, Series A. These notes were issued at the 3 months Libor rate plus 101 basis points, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On June 2, 2008, the Master Trust obtained from a financial institution a credit in Japanese Yens equivalent to US$ 400,000, distributed in two tranches of ¥20,950 each, with maturities of three and six years respectively; both at three months Libor rate.

On June 3, 2008, the Master Trust issued, through an inter-company private placement, notes for the total amount of US$ 1,000,000 under the Medium Term Notes Program, Series A. These notes were issued at the 3 months Libor rate plus 122 basis points, with due date in 2021 and were purchased in their entirety by Petróleos Mexicanos.

On June 4, 2008, the Master Trust issued notes for the total amount of US$ 1,500,000, of which US$ 1,000,000 was a reopening from the issuance which took place on October 22, 2007, at a rate of 5.75%, with due date in 2018 and US$ 500,000 from a new issuance at a rate of 6.625% with due date in 2038.

During 2007, the Master Trust undertook the following financing activities for PIDIREGAS:

a. The Master Trust obtained credit lines from export credit agencies totaling US$ 1,002,629.

b. During the second quarter of 2007, the Master Trust repurchased US$ 1,139,696 of its debt securities with maturities between 2008 and 2027 in the open market. These securities were cancelled after their repurchase.

c. On October 18, 2007, the Master Trust borrowed US$ 2,500,000, (the total available amount) from its syndicated revolving credit facility dated September 14, 2007. This credit line may be used either by Petróleos Mexicanos or the Master Trust. The credit line consists of two tranches, A and B, with terms of three and five years, respectively, and bears interest at rates of LIBOR plus 20 basis points for tranche A and 25 basis points for tranche B; with maturities dates in 2010 and 2012, respectively. Each of the tranches may be extended twice, for a period of one year with the consent of the lender. This facility credit replaces the two previously syndicated revolving credit lines, each in the amount of US$ 1,250,000.

d. On October 22, 2007, the Master Trust issued debt in the amount of US$ 2,000,000, of which US$ 1,500,000 consisted of notes due in 2018 with a coupon rate of 5.75% and US$ 500,000 consisted of bonds due in 2035 with a coupon rate of 6.625%. The bond issuance was a second reopening of the Master Trust June 8, 2005 bond issuance.

e. During the fourth quarter of 2007, the Master Trust repurchased US$ 5,763,333 of notes in the open market, which represent part of its own outstanding U.S. dollar-denominated debt securities with maturities between 2008 and 2027, as well as certain amount of its U.S. dollar-denominated perpetual notes. These securities were cancelled after their repurchase.

Various credit facilities require compliance with various operating covenants which, among other things, place restrictions on the following types of transactions:

- The sale of substantial assets essential for the continued operations of the business;

- Liens against assets; and

- Transfers, sales or assignments of rights to payment under contracts for the sale of crude oil or gas not yet earned, accounts receivable or other negotiable instruments.

9. Comprehensive loss

The comprehensive loss as of and for the six month periods ended June 30, 2008 and 2007 is set forth below:

	2008		2007	
Net income (loss) for the period	Ps.	19,948,319	Ps.	27,838,492
Effect of restatement as of the end of the period – net		(178,531,795)		5,185,692
Derivative financial instruments		10,141,273		103,268
Labor reserve effect		51,759,539		(52)
Comprehensive loss as of the end of the period and year	Ps.	(96,682,664)	Ps.	33,127,401

10. Commitments:

a. PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell field, during 2007; PEMEX entered an additional contract to supply nitrogen to the Ku-Maloob-Zaap field, and the commitment to this provider expires in the year 2027. At June 30, 2008 and December 31, 2007, the value of the nitrogen to be supplied during the term of the contract is approximately Ps.17,314,698 and Ps.18,314,382, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX would be required to purchase the nitrogen production plant in accordance with the terms of the contract.

The estimated future payments are as follows:

	As of June 30, 2008	
2008's remaining quarters	Ps.	787,776
2009		1,610,083
2010		1,624,891
2011		1,634,804
2012		1,660,196
Over 5 years		8,984,585
Total	Ps.	16,302,335

c. PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

11. Contingencies

In the ordinary course of business, PEMEX is named in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. Such contingent liabilities are mentioned below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* ("General Law on Ecological Equilibrium and Environmental Protection"). To comply with this law, environmental audits of PEMEX's larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX has signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2008 and 2007, the reserve for environmental remediation expenses totaled Ps. 2,062,076 and Ps. 2,133,796, respectively. This reserve is included in long-term liabilities in the condensed consolidated balance sheet.

(b) As of June 30, 2008, PEMEX was involved in various civil, tax, criminal, administrative, labor, commercial and arbitration and lawsuits. Based on the information available, the amount claimed in connection with these lawsuits totaled approximately Ps. 35,484,402. At June 30, 2008, PEMEX had accrued a reserve of Ps. 10,249,827, for these contingent liabilities. Among these lawsuits, are the following:

I. Pemex-Refining is a party to an arbitration proceeding (No. 11760/KGA) filed by CONPROCA, S.A. de C.V. ("CONPROCA") before the International Chamber of Commerce, in which CONPROCA is seeking payment of US$ 633,100 related to construction and maintenance services in the Cadereyta refinery. Pemex-Refining filed a counterclaim against CONPROCA in the amount of US$ 907,000 (which includes the value added tax).

The arbitration panel notified the parties that it will issue an award on this matter on March 31, 2008. As of the date of these financial statements, such award has not been issued. Once it is issued, a hearing on damages will be held.

II. In April 2004, Construcciones Industriales del Golfo, S.A. de C.V. filed a civil claim against Pemex-Exploration and Production, (exp. 40/2004-VII), for a total amount of Ps. 15,237 plus US$ 219,584 for the removal of deposits in the Salamanca refinery. On September 28, 2007, a judgment was issued in favor of Pemex-Exploration and Production. The plaintiff filed an appeal against this judgment, which was denied on January 21, 2008. The plaintiff then filed a constitutional relief known as *amparo*, which was denied, leaving the judgment in favor of Pemex-Exploration and Production. Therefore, this case has concluded.

III. In December 2003, Unión de Sistemas Industriales, S. A. de C.V. filed a civil claim against Pemex-Refining (exp. 202/2003), seeking Ps. 393,095. The evidentiary stage was concluded and as of the date the trial is is proceeding to the merits stage.

IV. In December 2004, Corporación Mexicana de Mantenimiento Integral S. de R. L. de C. V. ("COMMISA") filed an arbitration claim before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Exploration and Production (IPC-01) for breach of a construction agreement in connection with two platforms in the Cantarell complex.

On January 26, 2007, COMMISA filed a detailed claim seeking US$ 292,043 and Ps. 37,537; and Pemex-Exploration and Production filed a detailed counterclaim seeking US$ 125,897 and Ps. 41,513. On August 10, 2007, each party filed their responses to the claim and counterclaim, respectively. On September 10, 2007, both parties filed their replies, in which COMMISA modified its claim and is, as of the date of these financial statements, seeking US$ 319,900 and Ps. 37,200 in damages. On October 10, 2007, the parties filed their rejoinders. A hearing was held during which each party presented its case to the panel and filed its evidence. On February 15, 2008, the parties filed their pleadings.

On May 7, 2008 ICA decided to extend the date to issue the final award until August 31, 2008 in accordance with article 24(2) of the applicable regulation.

V. COMMISA filed a claim before the ICA against Pemex-Exploration and Production (IPC-28) seeking approximately US$ 142,400 and Ps. 40,199 for, among other things, the alleged breach of a contract (PEP-O-IT-136/08) related to two vessels the Bar Protector and Castoro 10, both of which are in the Cantarell complex. Pemex-Exploration and Production filed a counterclaim. On February 11, 2008, Pemex-Exploration and Production was notified of an award pursuant which Pemex-Exploration and Production was ordered to pay Ps. 10,928 and US$ 75,075, plus the value added tax and US$ 200 related to arbitration expenses.

COMMISA filed a request to execute this award, which was notified to Pemex-Exploration and Production on March 19, 2008. On May 21, 2008, Pemex-Exploración y Producción presented request in order that the process initiated by COMMISA will be left. On June 5, 2008, COMMISA answer the request made by Pemex-Exploración y Producción, opposed to abandon the process. On June 18, 2008, Pemex-Exploración y Producción has presented reply, remaining closed the instruction of the case. On May 7, 2008, Pemex-Exploración y Producción presented against the Eighth Court of District in Civil Matter in Federal District (file 158/2008-II) a request in order to the annul the award. On May 20, 2008 COMMISA presented a motion against this request. On June 13, 2008 a final hearing was held; the final award is still pending.

VI. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 262/2005-II) seeking approximately Ps. 1,647,629 for damages in connection with the alleged breach of a tank truck transportation agreement. On March 7, 2008 a final hearing was held in which both parties filed their allegations. On June 6, 2008 the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) issued a final judgment in which payments for damages were denied. The parties filed their appeals. Pemex-Refining filed this appeal because the judgment did not ordered to the plaintiff to the payment of the court fees and expenses. The resolution of the *Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Civil and Administrative Unit Court of the First Circuit) to this appeal is still pending.

VII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining (exp. 271/2005-I) asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years in accordance with the tank truck transportation agreement mentioned in paragraph vii above. On

January 23, 2008, a final hearing was held in which both parties filed their allegations. A final judgment against Pemex-Refining was issued on April 29, 2008. Pemex-Refining filed an appeal before the *Tercer Tribunal Unitario en Materia Civil y Administrativa del Primer Circuito* (Third Civil and Administrative Unit Court of the First Circuit) which was accepted on May 14, 2008. A final resolution is still pending.

VIII. A civil claim was filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A. C. against Pemex-Refining, (295/2007), seeking a judicial judgment declaring the breach of a services agreement dated March 26, 1993 and damages, among others expenses.

On October 31, 2007, Pemex-Refining was summoned and a precautionary measure was granted to the plaintiff requesting Pemex-Refining to replace tank trucks and grant the appropiate authorizations. On November 5, 2007, Pemex-Refining filed a motion stating that the judge lacked jurisdiction, which was granted and the trial suspended. On March 5, 2008, a request for constitutional relief known as an *amparo* was filed by Pemex-Refining against the precautionary measure, which was accepted by the Fifth Civil District Court. On May 27, 2008 Pemex-Refining responded the claim which was accepted on May 28, 2008. The trial is in the evidentiary stage.

IX. A request for Constitutional relief known as an *amparo* was filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. for alleged violation of its constitutional rights due to the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826) and a modification of the *Ley Reglamentaria del Articulo 27 Constitucional en el Ramo del Petróleo* (the Regulatory Law to Article 27 of the Political Constitution Concerning Petroleum Affairs). The purpose of this contract was to explore non-associated gas in the same fields where the plaintiffs have their mining concessions.

The plaintiffs argue they have a right to exploit natural gas found in the fields located under their mining concessions. As of the date of these financial statements, a final judgment is still pending. Also a third arbitrator expert´s opinion on Geology and a constitutional hearing are still pending.

X. An arbitration proceeding before the ICA was filed by Tejas Gas de Toluca, S. de R.L. de C.V. against Gas Natural México S.A. de C.V. ("GNM") and Pemex-Gas and Basic Petrochemicals seeking, among other things, compliance with a transportation agreement and its amendments as agreed in

February, 2001 and November, 2001. This agreement was executed for the operation of the Palmillas-Toluca pipeline.

In February 2008, several hearings were held with the arbitration panel and the parties involved, during which a reconciliation of claims and counterclaims were presented. On February 26, 2008, the initial arbitration report was executed and a provisional arbitration calendar was agreed. On May 29, 2008 the parties filed their detailed claims and counterclaims and their evidences.

XI. In connection with the claims filed by a group of Congressmen from the LIXth Legislature against Pemex-Exploration and Production related to the Financed Public Works Contracts program (FPWC), as of the date of these financial statemets only one claim remains pending since Pemex-Exploration and Production obtained a favorable judgment in the other similar claims filed by these plaintiffs.

The remaining claim relates to the FPWC celebrated between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. ("PTD") for the Cuervito natural gas production block before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court) in Mexico City. On December 12, 2007, Pemex-Exploration and Production was summoned after an appeal filed by PTD was denied. Pemex-Exploration and Production filed a motion arguing the lack of standing of the plaintiffs due to the termination of their positions as Congressmen, which was denied. Pemex-Exploration and Production filed an appeal which was accepted. On June 2, 2008 Pemex-Exploration and Production filed its response to the claim. The trial is suspended until the appeal in connection with the standing of the plaintiffs is resolved.

XII. In August 2007, a civil claim (12/2007) was filed by Leoba Rueda Nava against Petróleos Mexicanos and Pemex-Refining before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz. It included, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into by and among Leoba Rueda Nava, Petróleos Mexicanos and Pemex-Refining. The trial is in the evidentiary stage. Judicial inspection, confession and testimonial evidences have been filed. As of the date of these financial statements, the experts' opinions are still pending.

XIII. Administrative proceedings before the Federal Commission of Competition (the "Commission"). On December 7, 2007, the Commission issued a resolution prohibiting Pemex-Refining from engaging in monopolistic practices in trading and distributing greases and lubricants in service stations, without specifically requesting a modification or termination of a license agreement. Pemex-Refining filed an *amparo* against this resolution, which is still pending.

In January 2008, the Commission requested Pemex-Refining to provide evidence related to the compliance of a resolution issued by the Commission in 2003 in connection with this same subject. Pemex-Refining informed the Commission that a suspension was granted to Bardahl de México, S. A. de C. V. ("Bardahl"), a competitor in the lubricants business, in several *amparos* to maintain the exclusivity right of the Mexlub trademark until a final resolution is issued. On April 10, 2008, the Commission announced that Pemex-Refining was required to comply with the resolution within 15 days. On January 10, 2008, Pemex-Refining filed an amparo (No.46/2008 VI.) against this resolution before the *Juzgado Sexto de Distrito en Materia Administrativa* (Sixth Administrative District Court) in the Federal District. On April 30, 2008, the judge issued a resolution declaring the Resolution unconstitutional, but the ruling was limited to the Resolution and did not include the *Ley Federal de Competencia Económica*, as requested also by Pemex-Refining. Pemex-Refining filed a suspension, which was granted on May 6, 2008. On May 20, 2008, Mexicana de Lubricantes, S.A. de C.V. ("Mexicana de Lubricantes") and Impulsora Jalisciense, S.A. de C.V. ("Impulsora") filed a motion in this proceeding as third parties. On May 27, 2008, the Commission filed a revision motion. On May 29, 2008, Mexicana de Lubricantes and Impulsora also filed revised motions.

XIV. Claims filed by Impulsora Jalisciense, S. A. de C. V. y Mexicana de Lubricantes, S. A. de C. V.

An *amparo* (1519/2005) was filed by Impulsora Jalisciense, S.A. de C.V., before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the State of Jalisco in December 2005, in connection with a proposed model franchise agreement to be executed by Pemex-Refining. This proceeding has been joined with a pending proceeding filed by Bardahl, which requested protection against the execution of any resolutions ordering to stop the sale of lubricants manufactured by Bardahl within all service stations.

These *amparos* are suspended due to several objections filed by Bardahl. A constitutional hearing is still pending.

XV. A civil claim (28/2007) was filed by Mexicana de Lubricantes, S. A. de C. V. against Pemex-Refining on March 28, 2008, seeking, among other things, a judicial judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes, S. A. de C. V. and Pemex-Refining: 1) License and Trademark contract; 2) Basic greases supply contract; and 3) Manufacture contract of lubricants and greases for Petróleos Mexicanos and the Subsidiary Entities. Pemex-Refining filed its response to this claim on April 10, 2008. Mexlub filed a motion arguing that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. Both parties have filed their evidence. On May 30, 2008 Pemex-Refining filed its allegations and as of the date of this report a resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

12. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The main business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of June 30, 2008 and for the quarter then ended							
Trade Income:							
External Customers	Ps.-	Ps. 240,728,793	Ps. 87,062,688	Ps. 13,834,307	Ps. 350,870,800	Ps. -	Ps. 692,496,603
Intersegments	608,886,769	27,847,802	54,354,257	27,491,156	166,742,900	(885,322,854)	-
Income services	-	-	-	-	903,321	(360,532)	542,789
Gain (loss) gross	513,997,760	(108,562,660)	7,327,362	(4,087,902)	25,685,203	(19,926,523)	414,433,340
Operating Gain (loss)	414,433,340	(131,363,934)	1,843,247	(11,510,395)	4,482,881	(920,186)	360,171,041
Net gain (loss)	57,945,283	(42,623,755)	2,633,650	(10,771,590)	26,586,374	(13,821,600)	19,948,362
Comprehensive financing result	13,510,997	(1,689,734)	(1,752,735)	(436,276)	6,228,846	(596,500)	7,379,373
Depreciation and amortization	32,953,650	4,571,272	1,739,939	560,094	306,296	-	40,131,251
Cost of labor reserve	24,769,753	25,765,522	5,608,155	7,429,705	11,359,430	-	74,932,665
Taxes and duties	427,453,994	2,171,107	1,358,042	137,846	2,207,261	-	433,328,251
Total Assets	1,276,092,156	403,090,692	138,925,811	73,820,572	2,532,878,809	(3,131,846,000)	(3,131,846,000)
Current asset	664,689,747	238,956,821	95,938,280	58,266,137	539,341,093	(1,165,721,666)	431,470,442
Investing in shares and Values	367,106	157,094	1,156,634	-	723,131,225	(690,569,286)	34,242,773
Fixed assets	589,581,247	163,605,514	41,554,515	15,298,500	8,091,255	(930,100)	817,200,931
Acquisitions of fixed assets	54,823,400	5,175,733	1,239,242	397,493	164,663		61,800,481
Short-term	160,396,689	183,862,024	37,409,628	13,354,870	996,992,731		

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
liabilities	.					(1,162,788,560)	229,227,282
Labor reserve	159,917,529	156,865,952	37,443,771	43,995,703	60,299,891	-	458,522,846
Total Liability	963,909,934	387,654,764	86,280,791	58,483,598	2,380,132,976	(2,711,120,359)	1,165,341,704
Equity	312,182,222	15,435,929	52,645,020	15,336,974	152,745,934	(420,725,600)	127,620,479

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies	Eliminations	Consolidated balance
As of June 30, 2007 and for the quarter then ended							
Trade Income:							
External							
Customers	Ps. -	Ps. 206,313,818	Ps. 70,637,388	Ps. 10,895,136	Ps. 241,222,165	Ps. -	Ps. 529,068,508
Intersegments	410,890,846	20,020,705	44,004,079	18,064,264	106,057,049	(599,036,946)	-
Income services	-	-	-	-	848,992	(315,069)	533,923
Gain (loss) gross	335,474,660	(18,618,294)	11,251,529	(3,390,879)	17,482,500	(16,299,592)	325,899,925
Operating Gain (loss)	320,218,164	(34,390,978)	7,342,378	(6,630,084)	1,723,700	(1,335,109)	286,928,072
Net gain (loss)	31,796,506	(8,963,973)	6,477,343	(6,935,478)	34,041,471	(28,577,400)	27,838,467
Comprehensive financing result	(11,834,454)	(2,452,139)	1,040,746	(102,705)	(1,882,379)	18,549	(15,212,330)
Depreciation and amortization	26,138,072	4,173,301	1,810,253	496,806	328,087	-	32,946,519
Cost of labor reserve	14,303,465	13,832,203	3,162,284	4,033,031	6,160,965	-	41,492,047
Taxes and duties	277,179,543	1,348,812	2,299,397	131,567	784,895	-	281,744,214
Total Assets	1,210,141,209	381,772,538	144,798,495	73,213,908	2,299,847,407	(2,821,400,386)	1,288,373,172
Acquisitions of fixed assets	46,814,000	5,632,500	1,655,700	603,600	6,400		54,712,200
Current assets	628,414,110	195,636,123	96,907,647	51,265,547	503,819,949	(1,065,017,955)	411,025,421
Investing in shares and Values	336,104	157,094	898,800	-	635,996,050	(600,850,404)	36,537,643
Fixed assets	535,699,599	159,427,019	41,086,824	15,861,112	8,415,900	-	760,490,454
Short-term liabilities	139,070,097	133,077,971	37,928,946	15,184,913	930,189,705	(1,067,107,912)	188,343,720
Labor reserve	172,015,425	169,194,381	38,752,203	47,056,255	72,033,500	-	499,051,819
Total Liabilities	875,782,044	349,602,331	84,568,587	63,384,917	2,206,272,262	(2,365,869,337)	1,213,740,802
Equity	334,359,194	32,170,183	60,229,941	9,829,015	93,575,145	(455,531,049)	74,632,430

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	International trading services	8,860	100.00
Kot Insurance Company, AG.	Reinsurance	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	International crude oil trader	2,214,241	98.33
P.M.I. Holdings, B.V.	Holding	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Holding	6,200	100.00
P.M.I. Trading, Ltd.	International refined products trader	4,900	48.51
P.M.I. Marine Ltd.	Crude oil trader	230,275	100.00
Mex Gas International, Ltd.	Gas trader	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Repsol YPF, S.A.	Oil company	57,429,385	4.94	0	23,342,184
Deer Park Refining, Ltd.	Refining company	1	0.00	0	7,965,869
Mexicana de Lubricantes, S.A. de C.V.	Lubricants trader	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V.	Gas transportation	393,049,321	50.00	393,579	1,883,505
Instalaciones Inmobiliarias para Industrias, S.A	Assets Holding	62,167,264	100.00	62,167	1,122,215
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploration	25,333,847	60.00	8,152	322,937
Pan American Sulphur Company, Ltd.	Sulphur storage and distribution	1,498	99.87	5,271	0
Pasco International, Ltd.	Sulphuric acid storage	1,000	100.00	47,325	-437
Other investments		1	0.00	0	284,956
Estimated fluctuations in investments		1	0.00	0	-835,549
TOTAL INVESTMENT IN ASSOCIATES				695,290	34,242,774
OTHER PERMANENT INVESTMENTS					0
TOTAL					34,242,774

NOTES

The trend percentage amounts that are shown in zero are due to the fact that the system automatically puts a zero where there is no data incorporated.

No data is shown in Other investments, since it corresponds to various other investments in shares with different participation percentages. Under the column of number of shares, number 1 was written down for validating purposes, since there are no shares in such companies.

STOCK EXCHANGE CODE: PMXCB | QUARTER: 02 | YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO BILBAO VIZCAY (3) (8)	YES	26/06/2006	02/06/2014	0.82							0	0	0	2,036,436	0	2,036,436
CALYON NEW YORK BRA (1) (8)	YES	14/06/2007	26/01/2009	2.48							0	15,460,380	0	0	0	0
CITIBANK N A (1) (8)	YES	18/06/2006	16/06/2012	2.48							0	0	0	15,460,350	14,171,987	14,171,986
CALYON PM TRADING (1) (8)	YES	31/12/2006	31/12/2008	6.00							0	5,153,430	0	0	0	0
BBVA NYB PM TRADING (2) (7)	YES	31/01/2006	31/01/2010	6.00							0	0	1,049,080	0	0	0
PARIBAS PM TRADING (1) (8)	YES	29/03/2006	30/09/2008	6.00							2,061,360	0	0	0	0	0
ABN AMRO PM TRADING (1)(8)	YES	31/03/2006	30/11/2008	0.00							1,030,680	0	0	0	0	0
SECURED																
A/S EXPORTFINANS (1) (7)	YES	16/11/1999	15/10/2008	3.32							3,904	0	0	0	0	0
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	30/03/2014	3.43							116,736	103,880	188,044	188,044	151,855	136,638
ABN AMRO BANK, N V (1) (7)	YES	23/12/2008	31/03/2014	4.50							91,508	91,508	183,017	183,017	183,017	366,035
ABN AMRO BANK, N V (1) (8)	YES	30/12/1999	30/02/2010	7.42							183,403	183,403	366,806	0	0	0
ABN AMRO BANK, N V (1) (8)	YES	08/03/2000	01/04/2011	3.30							206,138	206,138	412,276	278,836	0	0
ABN AMRO BANK, N V (1) (8)	YES	11/05/2001	20/12/2012	3.19							154,604	154,604	309,207	309,207	309,207	154,604
ABN AMRO BANK, N V (1) (8)	YES	03/12/2001	30/06/2010	3.19							38,276	38,276	56,853	0	0	0
ABN AMRO BANK, N V (1) (8)	YES	30/09/2002	16/12/2013	3.19							154,603	154,603	309,207	309,207	309,207	226,807
ABN AMRO BANK, N V (1) (8)	YES	27/06/2002	27/06/2012	2.08							3,900	3,900	7,801	7,801	7,801	3,900
ABN AMRO BANK, N V (1) (8)	YES	03/01/2003	01/10/2012	2.63							9,829	9,829	19,659	19,658	19,659	9,829
ABN AMRO BANK, N V (1) (8)	YES	01/03/2003	01/06/2012	2.83							86,238	86,238	172,476	172,476	172,476	0
ABN AMRO BANK, N V (1) (8)	YES	13/07/2004	16/06/2014	2.13							181,886	181,886	363,773	363,773	363,773	408,213
ABN AMRO BANK, N V (1) (8)	YES	03/11/2005	25/06/2015	2.48							181,886	181,886	363,773	363,773	363,773	1,091,318
ABN AMRO BANK, N V (1) (8)	YES	30/11/2006	15/12/2015	3.13							151,572	151,572	303,144	303,144	303,144	1,061,004
ABN AMRO BANK, N V (1) (8)	YES	18/12/2007	25/06/2017	3.16							0	121,258	242,515	242,515	242,515	1,212,576
BSCH, S A (1) (8)	YES	10/04/2003	23/06/2011	3.08							27,572	25,586	32,675	8,144	0	0
BSCH, S A (1) (8)	YES	28/03/2007	15/06/2014	3.13							73,621	73,621	147,241	147,241	147,241	884,483
BNP PARIBAS (1) (8)	YES	16/06/2003	15/09/2014	2.70							206,138	206,138	412,276	412,276	412,276	824,552
BNP PARIBAS (1) (8)	YES	07/09/2005	08/06/2014	2.88							242,515	242,515	485,031	485,031	485,031	970,061
BNP PARIBAS (1) (8)	YES	03/11/2006	25/01/2015	3.16							242,515	242,515	485,031	485,031	485,031	1,455,092
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	3.19							212,201	212,201	424,402	424,402	424,402	1,273,206
CALYON NEW YORK BRA (1) (8)	YES	30/11/2008	25/02/2017	3.01							0	8,976	17,952	17,952	17,952	86,736
DEUTSCHE BANK, S A (1) (8)	YES	08/11/2002	16/12/2013	3.39							12,238	12,238	24,466	19,806	19,806	39,708
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/09/2012	2.80							123,383	123,383	246,636	246,636	229,143	0
EXPORT DEVELOPMENT (1) (8)	YES	06/03/1999	15/04/2013	2.78							14,566	12,530	18,324	14,281	2,881	3,832

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval: Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
EXPORT DEVELOPMENT (1)(8)	YES	22/12/1999	15/12/2010	3.15							103,089	103,089	206,138	103,089	0	0
EXPORT DEVELOPMENT (1)(8)	YES	04/07/2003	25/06/2015	3.09							103,069	103,069	206,138	206,138	206,138	615,345
HSBC BANK PLC (1)(7)	YES	03/06/2008	30/10/2015	6.45							6,259	6,259	12,518	12,518	12,518	41,217
HSBC BANK PLC (1)(8)	YES	22/12/1999	15/12/2010	3.13							83,043	83,043	166,085	83,043	0	0
HSBC BANK PLC (1)(8)	YES	25/06/2001	30/06/2013	3.15							66,995	66,995	133,990	133,990	133,990	133,990
HSBC BANK PLC (1)(8)	YES	14/03/2003	10/12/2013	2.97							103,069	103,069	206,138	206,138	206,138	214,177
HSBC BANK PLC (1)(8)	YES	03/07/2003	30/03/2014	2.38							24,560	24,560	49,120	49,120	49,120	98,241
HSBC BANK PLC (1)(8)	YES	10/06/2004	15/12/2013	3.13							121,258	121,258	242,515	242,515	242,515	394,050
HSBC BANK PLC (1)(8)	YES	19/10/1999	17/04/2014	2.72							9,868	9,868	19,736	19,736	19,736	39,472
HSBC BANK PLC (1)(8)	YES	02/04/2007	31/07/2016	3.19							36,556	36,556	73,111	73,111	73,111	256,880
HSBC BANK PLC (1)(8)	YES	30/11/2004	31/07/2013	3.18							23,532	23,532	47,063	47,063	47,063	70,595
HSBC BANK PLC (1)(8)	YES	16/01/2007	31/01/2015	3.19							5,158	5,158	10,316	10,316	10,316	30,948
HSBC BANK PLC (1)(8)	YES	23/01/2007	30/11/2015	2.88							1,792	1,792	3,584	3,584	3,584	12,544
HSBC BANK PLC (1)(8)	YES	23/09/2005	30/06/2014	2.86							4,388	4,388	8,776	8,776	8,776	17,561
HSBC BANK PLC (1)(8)	YES	24/08/2005	30/05/2014	2.86							1,022	1,022	2,045	2,045	2,045	4,080
HSBC BANK PLC (1)(8)	YES	14/11/2005	30/06/2017	3.10							0	12,904	25,808	25,808	25,808	129,038
HSBC BANK PLC (1)(8)	YES	28/06/2006	30/04/2013	3.04							15,134	15,134	30,267	30,267	30,267	30,267
HSBC BANK PLC (1)(8)	YES	07/06/2006	30/11/2013	2.96							18,004	18,004	36,007	36,007	36,007	84,011
HSBC BANK PLC (1)(8)	YES	16/02/2006	30/10/2013	3.03							3,386	3,386	6,772	6,772	6,772	10,157
HSBC BANK PLC (1)(8)	YES	03/04/2006	27/12/2014	3.17							8,641	8,641	17,282	17,282	17,282	43,204
HSBC BANK PLC (1)(8)	YES	04/04/2006	23/11/2014	2.79							10,006	10,006	20,012	20,012	20,012	60,030
HSBC BANK PLC (1)(8)	YES	07/11/2006	22/07/2015	3.66							19,534	19,534	39,068	39,068	39,068	73,654
HSBC BANK PLC (1)(8)	YES	25/08/2004	30/11/2013	3.19							5,400	5,400	10,799	10,799	10,799	13,024
HSBC BANK PLC (1)(8)	YES	18/08/2005	18/08/2014	2.79							14,616	14,616	29,232	29,232	29,232	73,081
HSBC BANK PLC (1)(8)	YES	30/08/2004	14/02/2014	2.96							17,485	17,485	34,980	34,980	34,980	69,960
HSBC BANK PLC (1)(8)	YES	06/06/2006	13/07/2011	4.10							13,896	13,896	27,191	27,191	13,896	0
HSBC BANK PLC (1)(8)	YES	23/11/2004	08/01/2013	4.38							27,072	27,072	54,144	54,144	54,144	54,144
HSBC BANK PLC (1)(8)	YES	14/05/2008	08/10/2014	3.74							62,941	62,941	109,333	109,333	109,333	314,322
HSBC BANK PLC (1)(8)	YES	09/12/2006	09/11/2013	2.99							18,417	18,417	36,835	36,835	36,835	55,252
HSBC BANK PLC (1)(8)	YES	03/04/2007	04/11/2015	3.12							31,106	31,106	62,209	62,209	62,209	178,534
HSBC INVESTMENT BAN (1)(7)	YES	26/11/1999	26/06/2011	6.96							26,925	26,925	53,850	53,850	33,358	0
ING CAPITAL LLC (1)(8)	YES	30/11/2006	15/06/2016	3.13							90,943	90,943	181,886	181,886	181,886	727,546
JAPAN BANK FOR INTE (1)(7)	YES	30/06/2005	29/06/2015	4.38							0	0	0	23,864	46,740	128,164
JAPAN BANK FOR INTE (2)(7)	YES	10/03/2004	08/03/2017	1.83							284,033	284,033	568,067	568,067	568,067	2,638,831
J P MORGAN (1)(8)	YES	03/02/2000	08/03/2012	2.69							31,876	31,876	63,752	63,752	44,657	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	2.89							12,739	12,739	25,517	25,880	0	0
KREDITANSTALT FUR W (1) (8)	YES	21/08/2000	31/03/2009	2.89							2,814	2,881	0	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	28/09/2001	31/12/2013	3.05							81,456	81,456	162,911	165,134	147,357	73,678
MEDIOCREDITO CENTRA (1) (8)	YES	08/10/2001	30/04/2012	3.06							24,389	24,389	48,778	48,778	48,778	0
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	3.13							0	0	0	386,508	773,016	5,024,614
MIZUHO CORPORATE BA (3) (7)	YES	18/10/1999	30/06/2010	1.88							679,504	679,504	1,359,008	0	0	0
NATEXIS BANQUE (2) (7)	YES	23/03/1994	30/06/2016	2.00							430	430	860	860	860	1,803
SOCIETE GENERALE (1) (7)	YES	03/03/2006	13/09/2017	4.77							0	82,577	165,153	165,153	165,153	825,767
SOCIETE GENERALE (1) (8)	YES	31/03/1999	01/06/2011	3.18							204,221	185,864	254,218	170,701	48,837	0
SOCIETE GENERALE (1) (8)	YES	31/07/2006	31/07/2013	3.18							15,444	15,444	30,887	30,887	30,887	7,534
SOCIETE GENERALE (1) (8)	YES	03/03/2006	13/03/2017	2.87							0	60,763	121,508	121,508	121,508	607,829
SOCIETE GENERALE PA (1) (8)	YES	30/11/2006	13/09/2017	3.06							0	37,087	74,174	74,174	74,174	370,868
STANDARD CHARTERED (1) (8)	YES	10/02/2003	30/12/2013	3.19							103,069	103,069	206,138	206,138	206,138	218,615
STANDARD CHARTERED (1) (8)	YES	08/07/2004	23/01/2014	3.16							121,258	121,258	242,515	242,515	242,515	465,031
STANDARD CHARTERED (1) (8)	YES	05/10/2005	30/01/2015	2.78							181,886	181,886	363,773	363,773	363,773	1,091,318
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	2.80							181,886	181,886	363,773	363,773	363,773	1,273,205
THE BANK OF TOKYO, (1) (8)	YES	14/03/2005	14/03/2013	2.79							229,042	229,042	458,084	458,084	458,084	458,084
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	2.97							103,069	103,069	206,138	206,138	206,138	1,752,173
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	3.13							24,870	24,870	48,740	25,787	0	0
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							103,069	103,069	206,138	206,138	206,138	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2006	13/02/2017	4.77							0	43,665	87,331	87,331	87,331	436,656
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	2.87							46,468	46,468	17,388	0	0	0
COMMERCIAL BANKS																
BANCA SERFIN S.A. (6) (11)	NOT APPLIED	29/03/2004	30/03/2009	8.19	444,444	444,444	0	0	0	0						
BANCO JPMORGAN, SA, (5) (7)	NOT APPLIED	28/10/2004	08/11/2012	11.00	0	0	0	1,000,000	2,000,000	1,000,000						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	8.16	0	0	0	1,800,000	1,200,000	800,000						
BANCO SANTANDER SER (6) (11)	NOT APPLIED	28/03/2008	31/12/2009	7.83	10,000,000	0	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	28/03/2008	31/12/2008	7.86	3,800,000	0	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	30/12/2013	10.66	0	0	0	1,600,000	1,600,000	800,000						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	19/12/2003	23/12/2008	8.19	2,472,800	0	0	0	0	0						
BBVA BANCOMER, S.A. (6) (7)	NOT APPLIED	19/12/2003	23/12/2008	8.40	1,027,800	0	0	0	0	0						
HSBC MEXICO, S.A. (6) (11)	NOT APPLIED	20/06/2008	12/09/2008	7.86	4,000,000	0	0	0	0	0						
BANCO NACIONAL DE C (1) (7)	NOT	09/06/2003	30/06/2018	5.44							103,069	103,069	206,138	206,138	206,138	1,236,828
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	2.37							51,535	51,535	103,069	103,069	103,069	154,604
NACIONAL FINANCIERA (1) (7)	NOT	23/12/2002	23/12/2008	5.34							1,030,690	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
NACIONAL FINANCIERA (3) (7)	NOT	10/06/2004	15/12/2008	4.30							117,030	117,030	117,030	0	0	0
SANTANDER PMI TRADING (1)(8)	NOT	30/06/2008	30/06/2009	0.00							0	[illegible]	0	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	30/11/2015	2.90							156,902	156,902	313,804	313,804	313,804	1,087,830
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2008	0.00	68,760	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2008	0.00							488,072	0	0	0	0	0
CONPROCA (1) (7)	NOT	30/11/1997	15/06/2010	8.40							1,009,842	0	3,254,[illegible]	1,199,844	0	0
INT DEV NO PAG CON	NOT		31/12/2008	0.00							80,303	0	0	0	0	0
FBO INC (1) (7)	YES	14/08/1998	14/08/2008	15.00							112,823	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	8.00							151,912	0	380,421	380,421	380,421	2,777,824
COPF's (1) (8)	YES	01/03/2006	30/11/2011	6.54							1,302,948	0	1,193,472	644,146	233,019	17,333
INT DEV NO PAG	NOT		31/12/2008	0.00							435,023	0	0	0	0	0
TOTAL BANKS					21,834,384	444,444	0	[illegible]	[illegible]	[illegible]	14,370,236	[illegible]	14,272,864	21,218,391	[illegible]	[illegible]

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) — Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) — Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	18/08/2004	05/08/2014	7.83	0	0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	21/01/2013	7.86	0	0	0	0	0	12,487,400						

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION
DE BANCA MULTIPLE J.P. MORGAN
GRUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2008	13/10/2011	7.64	0	0	0	0	5,800,000	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	09/10/2009	7.58	0	0	12,800,000	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/09/2008	04/02/2010	7.57	0	0	12,512,800	0	0	0						
SCOTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	05/12/2019	0.00	0	0	0	0	0	12,801,883						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.01	0	0	0	0	0	9,900,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	0	6,172,000	0	0						
DEUTSCHE BANK (1) (7)	YES	14/06/1999	15/09/2027	9.50							0	0	0	0	0	808,865
DEUTSCHE BANK (1) (7)	YES	03/12/1998	09/12/2008	9.38							1,084,471	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/03/2009	7.69							0	4,303,879	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	0	1,835,017	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/09/2022	6.83							0	0	0	0	0	1,861,829
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2009	7.75							0	0	17,838,148	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/08/2008	15/08/2008	8.67							0	0	0	0	0	5,153,450
DEUTSCHE BANK (1) (7)	YES	08/08/2005	15/06/2036	6.63							0	0	0	0	0	10,837,875
DEUTSCHE BANK (1) (7)	YES	08/08/2005	15/12/2015	5.75							0	0	0	0	0	2,431,345
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	3,783,410
DEUTSCHE BANK (1) (7)	YES	30/01/2002	15/08/2008	6.13							3,026,167	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	0	3,715,578	0	0
DEUTSCHE BANK (1) (7)	YES	23/10/2007	01/03/2018	6.75							0	0	0	0	0	25,797,330
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,106,631
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	1,838,883
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	887,532
DEUTSCHE BANK (1) (7)	YES	30/12/2004	03/12/2009	6.38							3,083,889	0	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.83							0	0	0	0	0	1,253,817
DEUTSCHE BANK (1) (7)	YES	18/09/1997	18/09/2027	9.50							0	0	0	0	0	244,789
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.83							0	0	0	0	0	98,818
DEUTSCHE BANK (1) (8)	YES	01/12/2006	03/12/2012	2.66							0	0	0	0	0	7,082,884
DEUTSCHE BANK (2) (7)	YES	23/02/2005	24/02/2025	5.80							0	0	0	0	0	16,248,740
DEUTSCHE BANK (3) (7)	YES	05/12/2007	05/12/2023	3.50							0	0	0	0	0	2,818,000
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	2,078,002
DEUTSCHE BANK (5) (7)	YES	13/01/2005	18/12/2013	7.50							0	0	0	0	0	3,130,000
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.29							0	0	0	0	0	98,888

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) – Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) – Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
J.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	2.71							0	0	4,741,174	0	0	0
J.P. MORGAN (1) (8)	YES	15/09/2004	15/09/2010	2.78							0	0	14,[illegible],534	0	0	0
JP MORGAN (2) (7)	YES	08/09/2003	08/09/2013	6.35							0	0	0	0	0	8,122,870
JP MORGAN (2) (7)	YES	04/04/2003	08/04/2018	6.60							0	0	13,184,308	0	0	0
JP MORGAN (2) (7)	YES	08/09/2004	08/09/2016	6.30							0	0	0	0	0	13,[illegible],879
PEMEX FINANCE (1) (7)	YES	15/09/1998	15/11/2015	6.47							428,230	1,717,810	3,807,446	412,278	0	4,[illegible],105
PEMEX FINANCE (1) (8)	YES	15/09/1998	07/04/2014	2.75							0	0	0	257,873	343,563	1,367,875
SECURED																
REPCON LUX (1) (7)	YES	28/01/2004	28/01/2011	4.50							0	0	0	13,472,231	0	0
INT DEV NO PAG REPCON	NOT		31/12/2008	0.00							386,742	0	0	0	0	0
CITIBANK N.A. (1) (8)	YES	29/07/2008	30/07/2008	2.40							1,803,708	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	26,612,000	6,172,000	5,300,000	44,446,003	[illegible]	5,963,789	53,[illegible]	19,867,784	2,378,[illegible]	125,111,439

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PMXCB

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $) – Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) – Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
…ras Proveedoras	NOT APPLIED				0	34,410,088	0	0	0	0						
TOTAL SUPPLIERS					0	34,410,088	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: PMXCB

QUARTER: 02 YEAR: 2008

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
[illegible] Pesos	NOT APPLIED				0	34,481,780					0	0				
TOTAL					0	34,481,780	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					21,834,304	60,336,341	36,812,600	9,872,000	10,300,000	44,846,690	22,964,433	30,273,022	71,227,113	61,967,968	24,190,540	178,431,714

NOTES:

CURRENCIES	ACCOUNTING EXCHANGE RATES
(1) Dollars	10.3069
(2) Euros	16.24574
(3) Japanese Yens	0.0973
(5) Sterling Pounds	20.52001
(6) Pesos	1.0000

RATE TYPE

(7) Fix rate
(8) Libor rate
(9) Floating rate
(10) Discount rate
(11) TIIE rate
(12) Cetes
(13) Zero coupon (Fix)

MEXICAN STOCK EXCHANGE

TOCK EXCHANGE CODE: PMXCB

QUARTER: 02 YEAR: 2008

ANCO J.P. MORGAN S.A., INSTITUCION
E BANCA MULTIPLE J.P. MORGAN
RUPO FINANCIERO

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreign Institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: 02 YEAR: 2008

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**18,823,097**	**194,007,780**	**42,259**	**435,564**	**194,443,344**
LIABILITIES POSITION	**39,058,382**	**402,570,843**	**10,018,284**	**103,257,452**	**505,828,295**
SHORT-TERM LIABILITIES POSITION	16,901,073	174,197,673	2,874,621	29,628,434	203,826,107
LONG-TERM LIABILITIES POSITION	22,157,309	228,373,170	7,143,663	73,629,018	302,002,188
NET BALANCE	**-20,235,285**	**-208,563,063**	**-9,976,025**	**-102,821,888**	**-311,384,951**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

EXCHANGE RATES	
American Dollars	10.3069
Japanese Yens	0.0973
Sterling Pounds	20.52001
Euros	16.24574
Swiss francs	9.36392
Canadian Dollars	10.45429

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
RESTATEMENT					0
CAPITALIZATION					0
FOREIGN CORP.					0
OTHER					0
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

Due to the application of the NIF B-10 enforced as of January 2008, the annex of Result from Monetary Position is submitted in zeros.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0.00
Crude oil production (Tbd)		2,944	97.10
Gas production (MMcfpd)		6,932	97.00
REFINING		0	0.00
Atmospheric destillation capacity		1,540	83.40
Cadereyta		275	74.30
Madero		190	83.90
Minatitlán		185	87.20
Salamanca		245	79.00
Salina Cruz		330	86.30
Tula		315	89.20
Storage & Distribution Center (Tb)		13,056	100.00
GAS AND BASIC PETROCHEMICALS		0	0.00
Gas sweetening (MMcfpd)		4,503	69.80
Cactus		1,960	82.50
Nuevo Pemex		880	58.50
Ciudad Pemex		1,290	63.80
Matapionche		109	55.30
Poza Rica		230	44.30
Arenque		34	80.40
PETROCHEMICALS		0	0.00
Production capacity (Tt)		7,643	87.40
Cangrejera		4,655	91.20
Cosoleacaque		1,109	97.80
Escolín*		27	0.00
Independencia		110	44.60
Morelos		1,025	88.30
Pajaritos		683	52.50
Tula *		32	0.00
Petrochemical products dist. center (Tt)		218,410	82.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

Tbd - Thousand barrels per day
MMcfpd - Million cubic feet per day
Tb - Thousand barrels
Tt - Thousand tons
* These centers were out of operation during the first and second quarters.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSATES	PEMEX EXPLORACION Y PRODUCCION			8.00
SOUR WET GAS	PEMEX EXPLORACION Y PRODUCCION			73.00
CRUDE OIL	PEMEX EXPLORACION Y PRODUCCION			74.00
SWEET WET GAS	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
REFINED PRODUCTS	0	0	0.00		
FUEL OIL	247	31,143,610	100.00		CFE
DIESEL	380	52,560,889	100.00	PEMEX DIESEL	DISTRIBUIDORES
L.P. GAS	292	27,050,057	0.00		DISTRIBUIDORES
MAGNA SIN GASOLINE	694	113,065,417	100.00	PEMEX MAGNA	DISTRIBUIDORES
PREMIUM GASOLINE	93	18,771,066	100.00	PEMEX PREMIUM	DISTRIBUIDORES
JET FUEL	70	17,794,179	100.00		ASA
OTHER REFINED PRODUCTS	76	6,201,597	100.00		DISTRIBUIDORES
PETROCHEMICALS	0	0	0.00		
METHANE DERIVATIVES (a)	635	2,710,429	86.00		(f)
ETHANE DERIVATIVES (b)	559	7,360,612	58.00		(g)
AROMATICS & DERIVATIVES (c)	247	3,335,731	38.00		(h)
PROPYLENE & DERIVATIVES (d)	14	1,608,331	0.00		(i) (l)
OTHER PETROCHEMICALS (e)	734	1,806,333	0.00		(j) (l)
DRY GAS	3,198	58,017,538	0.00		(k)
FOREIGN SALES					
CRUDE OIL (Tbd)	1,410	262,098,498	0.00	(m)	(n)
REFINED PRODUCTS (Tbd)	157	33,472,565	0.00		(l)
PETROCHEMICAL PRODUCTS	155	1,187,190	0.00		(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES'	0	54,112,561	0.00		
SERVICES INCOME	0	542,788	0.00		
TOTAL		693,039,391			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB** QUARTER: **02** YEAR: **2008**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
CRUDE OIL (Tbd)	1,410	262,098,498		(m)	
REFINED PRODUCTS (Tbd)	157	33,472,565			(l)
PETROCHEMICAL PRODUCTS (Tt)	155	1,187,190			(l)
MARGINAL EFFECT FROM SUBSIDIARY COMPANIES' SALES	0	54,112,561			
SERVICES INCOME	0	542,788			
FOREIGN SUBSIDIARIES					
TOTAL		351,413,602			

NOTES

Tbd - thousand barrels per day
Tt - thousand tons

NOTE: To calculate participating % in the market, the period from January - May, 2008 was taken.
(a) Considers contribution of Pemex-Petrochemicals of ammonia and methanol to the domestic market.
(b) Considers contribution of Pemex-Petrochemicals of ethylene, glycols, HDPE, LDPE, LDPL, ethylene oxide, vinyl chloride to the domestic market.
(c) Considers contribution of Pemex-Petrochemicals of benzene, styrene, toluene, xylenes, paraxylene and orthoxylene.
(d) Considers contribution of Pemex-Petrochemicals of acrylonitrile ("Selected product"" - without production/without imports) and propylene ("Non selected product") to the domestic market.
(e) Since a group of products is considered in this item, a percentage of participation in the market is not calculated. Volumes are in thousand of barrels per day, except petrochemical products which are given in thousand tons and dry gas which is given in million cubic feet per day.
(f) Agrogen, S.A. de C.V.; Univex, S.A.; Praxair México S.A. de C.V.; Integradora Aprodifer, S.A. de C.V.; Masagro, S.A. de C.V.
(g) Polioles, S.A. de C.V.; Industrias Derivadas del Etileno, S.A.; Mexichem Resinas Vinílicas, S.A. de C.V.; Distribuidora Don Ramis, S.A. de C.V.; Policyd, S.A. de C.V.
(h) Tereftalatos Mexicanos, S.A. de C.V.; Resirene, S.A. de C.V.; Negociación Alvi, S.A. de C.V.; Comercial Mexicana de Pinturas, S.A. de C.V.; Síntesis Orgánicas, S.A. de C.V.;
(i) Dow Internacional Mexicana, S.A. de C.V.; Negociación Alvi, S.A. de C.V.
(j) Industria Química del Istmo S.A. de C.V.; Productos Químicos La Anita, S.A. de C.V.; Praxair México S.A. de C.V.; Cryoinfra, S.A. de C.V.; Servicios y Prods. Químicos Cor Vel, S.A. de C.V.; Agrocen, S.A. de C.V.; Univex, S.A.; Química Lucava, S.A. de C.V.; Innofos, S.A. de C.V.
(k) CFE, IPP'S Distribuidores, Industriales (ISPAT), Luz y Fuerza del Centro.
(l) PEMEX's participation in these products is marginal.

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					

(m) 79% of total crude oil exports were to the United States, while the remaining 21% was distributed in the following way: (13%) to Europe, (7%) to the rest of the American Continent and (1%) to the Far East.
(n) It is estimated that PEMEX's participation in the crude oil international market , including condensates, during the second quarter of 2008 amounted to 3.7%.

Volumes are given in thousand of barrels per day, except petrochemical products, which are given in thousand tons and dry gas which is given in million cubic feet per day.

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15 (FOREIGN CURRENCY TRANSLATION)

TRANSLATION INTO MEXICAN CURRENCY OF THE AMOUNTS THAT ARE REPORTED BY THE COMPANIES IN FOREIGN CURRENCY IN THE FINANCIAL STATEMENTS IS DONE AS OF JANUARY 1, 200, IN ACCORDANCE WITH THE PROVISIONS OF BULLETIN B-15 OF NORMAS DE INFORMACIÓN FINANCIERA (MEXICAN FINANCIAL REPORTING STANDARDS OR "NIFs"), (PREVIOUSLY DENOMINATED "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), AS FOLLOWS:

BALANCE SHEET.- ALL BALANCE SHEET ITEMS WERE TRANSLATED AT THE PREVAILING EXCHANGE RATE AT THE DATE OF THE BALANCE SHEET.

STATEMENT OF RESULTS.- ALL STATEMENT OF RESULTS ITEMS WERE TRANSLATED AT THE AVERAGE EXCHANGE RATE OF THE CORRESPONDING FISCAL YEAR.

THE RESULTING DIFFERENCE IN THE TRANSLATION OF THE FINANCIAL STATEMENTS IS REGISTERED IN THE EQUITY, AS A RESULT OF TRANSLATION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PMXCB**

BANCO J.P. MORGAN S.A., INSTITUCION DE BANCA MULTIPLE J.P. MORGAN GRUPO FINANCIERO

QUARTER: **02** YEAR: **2008**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0.00000	0	0	0	0	0	0	246,497,431
TOTAL			0	0	0	0	0	246,497,431

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

PEMEX HAS CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT AND NOT CAPITAL STOCK REPRESENTED BY SHARES.

NOTES TO FINANCIAL STATEMENTS

D01: Due to validating purposes, the value 0.01 was added in this row.

(1): NOTES CORRESPONDING TO THE FIGURES OF THE BASIC FINANCIAL STATEMENTS ARE INCLUDED IN THIS ANNEX, AS WELL AS THEIR BREAKDOWNS AND OTHER CONCEPTS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________

Guadalupe Merino Bañuelos
Associate Managing Director of Finance

Date: August 29, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

END